Ernst & Young LLP Calgary City Centre 2200-215 2nd Street SW Calgary, AB T2P 1M4	Tel: +1 403 290 4100 Fax: +1 403 290 4265 ey.com/ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Experts”, and to the incorporation by reference in Registration Statement Form S-8 no. 333-268146 pertaining to the Amended and Restated 2013 Stock Option Plan of Enerflex Ltd. (the “Company”) and the use herein of our report dated March 1, 2023, with respect to the consolidated statements of financial position as at December 31, 2022 and December 31, 2021 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years in the two year period ended December 31, 2022, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada

March 1, 2023